The Macerich Company

401 Wilshire Boulevard, Suite 700

Santa Monica, California 90401-1452

Phone: 310.394.6000

www.macerich.com

NYSE: MAC

September 10, 2008

VIA EDGAR AND FACSIMILE

U.S. Securities and Exchange Commission
Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:  Robert F. Telewicz Jr., Senior Staff Accountant

Re:	The Macerich Company (“Macerich” or the “Company”)
Item 4.02 Form 8-K
Filed May 8, 2008
File No. 001-12504

Ladies and Gentlemen:

This letter supplements our written response dated July 28, 2008 and oral response of August 21, 2008 to the letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated July 3, 2008 related to the Company’s amended Annual Report on Form 10-K filed on June 3, 2008 (the “Form 10-K/A”).  For the Staff’s convenience, the Staff’s comment is restated in bold prior to our supplemental response to such comment.

1.              We have reviewed your response to our prior comment.  We note in your amended Form 10-K that you have concluded that your internal controls over financial reporting were effective as of December 31, 2007.  Explain to us how you determined that there was not a material weakness in your internal controls as of December 31, 2007 despite the fact that a material error in your financial statements went undetected at that date.

Response:

Management is responsible for maintaining a system of internal control over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”).  As stated by the Commission, internal control over financial reporting cannot provide absolute assurance nor can it prevent or detect all misstatements due to its inherent limitations.  Rather, the Commission has stated that management should bring its own experience and informed judgment to bear in order to design an evaluation process that meets the needs of its company and that provides a reasonable basis for its annual assessment of whether any material weaknesses in internal control over financial reporting exist as of the end of the fiscal year.  To accomplish this, management should identify the risks to reliable financial reporting, evaluate whether controls exist to address those risks, and

U.S. Securities and Exchange Commission, September 10, 2008 - Page 2

evaluate evidence about the operation of the controls included in the evaluation based on its assessment of risk.

Consistent with such guidance, Macerich believes that it has developed a comprehensive top-down, risk-based approach to efficiently and effectively evaluate its internal control over financial reporting.  Such approach includes: (1) identifying financial reporting risks; (2) evaluating whether the controls that management has implemented adequately address those risks; and (3) establishing methods and procedures for evaluating whether the operation of the Company’s internal control over financial reporting is effective.  The specific controls that management has implemented include both “entity-level controls” and controls designed to address specific financial reporting risks.  The Company’s entity-level controls include: (i) a managerial philosophy mandating integrity and ethical values; (ii) board and audit committee oversight; and (iii) a well-established assignment of corporate authority and responsibility.  Controls designed to address specific financial reporting risks include, for example, controls related to the period-end financial reporting process and controls related to significant transactions, such as the Company’s acquisition of Wilmorite Properties, Inc. and Wilmorite Holdings, L.P. in April 2005 (the “Wilmorite acquisition”).  Macerich’s controls related to significant transactions such as the Wilmorite acquisition are discussed immediately below.

As explained in our previous response, Macerich’s review and analysis of the proper accounting treatment for the issuance of convertible preferred units to prior owners in connection with the Wilmorite acquisition followed the same entity-level controls and controls related to significant transactions that the Company has historically followed with respect to other significant transactions.  Specifically, members of the Company’s financial services organization, including our Senior Vice President and Controller and our Chief Financial Officer engaged in a detailed internal evaluation and review of related accounting literature to determine the proper accounting and disclosure for the Wilmorite acquisition in the Company’s consolidated financial statements under GAAP.  Specifically, the Company’s financial services organization reviewed and analyzed Financial Accounting Standards No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liability and Equity” (FAS 150) and EITF Topic D-98, “Classification and Measurement of Redeemable Securities”  (“EITF Topic D-98”).  Consistent with its review and analysis of the Company’s other significant transactions, the Company reached its conclusion regarding the proper presentation of the Wilmorite acquisition in its consolidated financial statements only after it had fully considered all evaluations and reviews regarding the appropriate recording and disclosure of the transaction under GAAP.  In addition to these internal evaluations, the Company discussed its proposed accounting and disclosures for the transactions with its independent registered public accounting firm from May to July 2005, including a consultation with representatives of the independent registered public accounting firm’s national office.

Notwithstanding such control processes, the Company improperly applied purchase accounting to 100% of the Wilmorite acquisition and, therefore, minority interests in the Wilmorite portfolio were improperly recorded at fair value at the time of the acquisition and presented outside of permanent equity as Class A participating and non-participating convertible

U.S. Securities and Exchange Commission, September 10, 2008 - Page 3

preferred units (“CPUs”) in the Company’s consolidated balance sheets with the periodic distributions reflected as preferred dividends as a reduction of net income available to common stockholders within the Company’s consolidated statements of operations.

Upon further consideration, the Company determined that these interests represent a minority interest in MACWH, LP, a subsidiary of The Macerich Partnership, L.P. and successor in interest to Wilmorite Holdings, L.P., which in turn holds the Wilmorite portfolio.  Accordingly, the Company should only have applied purchase accounting to the extent of its proportionate interest in MACWH, LP.  The Company has corrected the accounting for these interests by recording a reduction in these interests of $195,905 from fair value to the predecessor’s basis in the consolidated balance sheets with the earnings and dividends paid attributable to these interests reported as minority interests in consolidated joint ventures in the consolidated statements of operations.  The adjustment also includes a reduction in depreciation expense from the 100% stepped up property basis previously reported.

In addition, because the participating CPUs were redeemable at the option of the CPU holders for the portion of the Wilmorite portfolio that consisted of Eastview Commons, Eastview Mall, Greece Ridge Center, Marketplace Mall and Pittsford Plaza, collectively referred to as the “Rochester Properties” (assets of MACWH, LP), they are subject to EITF Topic D-98 and should be accounted for as redeemable minority interests at the greater of their redemption value or amount that would result from applying Accounting Research Bulletin No. 51 “Consolidated Financial Statements” consolidation accounting.  The Company recognized the redeemable minority interest at historical cost within purchase accounting and subsequently adjusted the carrying value of the redeemable minority interest or redemption value changes at the end of each reporting period as a reduction of net income available to common stockholders within the consolidated statements of operations.

The restatement resulted in a decrease in property, net of $134,018 and $137,404, a decrease in investments in unconsolidated joint ventures of $50,019 and $51,083, an increase in minority interest of $208,993 and $209,973, decreases in Class A participating and non-participating CPUs of $230,245 and $235,287, additional paid-in capital of $210,736 and $207,035, and accumulated deficit of $47,951 and $43,862 at December 31, 2007 and 2006, respectively, an increase in net income available to common stockholders of $2,043 for the year ended December 31, 2007, and a decrease in net income available to common stockholders of $10,618 and $146,202 for the years ended December 31, 2006 and 2005, respectively.

In connection with its evaluation of the Company’s internal control over financial reporting as of December 31, 2007 for inclusion in the Company’s Form 10-K/A, management considered the control processes in place at the time of the Wilmorite acquisition as well as its decision to restate the Company’s consolidated financial statements as of December 31, 2007 and December 31, 2006 and for each of the three years during the period ended December 31, 2007.  Management’s evaluation focused on whether the design of its controls during the relevant periods adequately addressed the risk that a material misstatement in the Company’s financial statements would not be prevented or detected in a timely manner.  This evaluation

U.S. Securities and Exchange Commission, September 10, 2008 - Page 4

included an assessment of the Company’s failure to discover the material error in the Company’s financial statements until May 7, 2008.

As described in Part II, Item 9A of the Form 10-K/A, the Company has acknowledged the existence of a control deficiency related to the Wilmorite acquisition.  Specifically, management determined that at the time of the Wilmorite acquisition, the Company did not maintain a sufficient complement of personnel with an appropriate level of accounting knowledge and experience to review, analyze, document and monitor the application of GAAP related to the Wilmorite acquisition.  The Company has taken action to increase the number of experienced accountants in its internal accounting department and the Company believes that this has cured the prior deficiency.  Specifically, in 2005, in an effort to augment the Company’s financial services organization consistent with the Company’s expanded financial reporting obligations under the Sarbanes-Oxley Act, the Company hired a certified public accountant with significant accounting knowledge and experience (the “new CPA”).  A primary responsibility of the new CPA is to research and document the accounting requirements applicable to Macerich’s significant transactions and facilitate compliance with such requirements through consultations with other members of the Company’s financial services organization as well as the Company’s independent public accounting firm.  As clarified below, the Company did not hire the new CPA as a result of any uncertainty with respect to the accounting treatment related to the Wilmorite acquisition.

Given the unique nature of the Wilmorite acquisition, the nature and magnitude of the accounting errors related to the acquisition, the absence of any other material errors in the Company’s financial statements during the periods covered by the Form 10-K/A, and the absence of any other control deficiencies identified during the period, the Company believes that its review and assessment of the proper accounting treatment for the Wilmorite acquisition under GAAP and the design and implementation of the Company’s internal control over financial reporting were both adequate and appropriate under the circumstances.

As noted above, management’s evaluation of the Company’s internal control over financial reporting included an assessment of the Company’s failure to discover the material error in the Company’s financial statements until May 7, 2008.  Such assessment involved a review of whether any facts or circumstances arose between the completion of the Wilmorite acquisition and the error’s detection in 2008, the occurrence of which should have resulted in the detection of the Wilmorite acquisition’s erroneous accounting treatment.  Specifically, management evaluated whether: (i) effective controls related to its period-end reporting process for any subsequent period should have detected the misstatement; (ii) the misstatement should have otherwise been detected as part of an effective system of internal control over financial reporting during fiscal 2006 or 2007; or (iii) any accounting rules or guidance issued subsequent to the Wilmorite acquisition should have resulted in the detection of the Wilmorite acquisition’s erroneous accounting treatment.  Management does not believe that such is the case.

Rather, management has concluded that the first circumstance that should have reasonably alerted the Company of the erroneous accounting treatment for the Wilmorite

U.S. Securities and Exchange Commission, September 10, 2008 - Page 5

acquisition occurred in May 2008.  At that time, the holders of the CPUs elected to redeem such units in exchange for certain assets.  Consistent with Macerich’s internal control over financial reporting for significant transactions, members of the Company’s financial services organization, including the Senior Vice President and Controller and the Executive Vice President  and Chief Financial Officer engaged in a detailed internal evaluation and review of associated accounting literature to determine the proper accounting and disclosure for the redemption under GAAP.  Such process included: (i) research and documentation of the accounting requirements applicable to the redemption by the new CPA; and (ii) internal consultations among the Company’s financial services organization, including the Senior Vice President and Controller and the Executive Vice President and Chief Financial Officer.  Management also discussed the redemption with the Company’s audit committee.  In addition, the Company had consultations with their independent registered public accounting firm from March to May 2008, including a consultation with representatives of the independent registered public accounting firm’s national office.  The material error related to the Wilmorite acquisition was discovered during this period and a Form 10K/A correcting the errors was filed on June 3, 2008.

Accordingly, management believes, notwithstanding the Company’s inability to detect the Wilmorite acquisition accounting error, the Company’s controls during all subsequent periods were effective.  Stated differently, the fact that the erroneous accounting conclusion that occurred during fiscal 2005 resulted in errors in subsequent periods does not alter management’s conclusion that the Company’s internal control over financial reporting was effective, because such errors were the result of the Company’s earlier erroneous accounting conclusion and no subsequent facts or circumstances came to light prior to April 2008, which should have caused the Company to reassess its initial conclusion in this regard.  The Company is unaware of any accounting rules or guidance -- or any other precedent whatsoever -- that would require, or suggest, that the Company should have undertaken a comprehensive, fresh review of the original Wilmorite acquisition’s accounting treatment during any period subsequent to fiscal 2005, absent either particular facts or circumstances indicating that the original accounting treatment was erroneous or a subsequent accounting rule or guidance requiring or suggesting such a review.

The Company is familiar with and has reviewed the definition of “material weakness” as defined in Rule 12b-2 under the Exchange Act and Rule 1-02 of Regulation S-X.  The Company is also familiar with the relevant guidance provided in Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting, Securities Act Release No. 33-8809, Exchange Act Release No. 34-55928 (June 20, 2007); Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934, Securities Act Release No. 33-8810, Exchange Act Release No. 34-55929 (June 20, 2007); Staff Statement on Management’s Report on Internal Control Over Financial Reporting (May 16, 2005); and Auditing Standard No. 5, An Audit of Internal Control Over Financial Reporting That is Integrated with An Audit of Financial Statements.  Based on the definition of material weakness and the related guidance, the Company does not believe that there were any deficiencies or combination of deficiencies in its control processes that were severe enough to result in a reasonable possibility that the Company would not prevent or detect a material misstatement of the Company’s annual or interim financial

U.S. Securities and Exchange Commission, September 10, 2008 - Page 6

statements on a timely basis.  As discussed in the relevant guidance, although the restatement of previously issued financial statements to reflect the correction of a material misstatement is an “indicator” of a material weakness, it does not necessarily constitute a material weakness.  Further, also as discussed in the relevant guidance, the severity of a deficiency does not depend on whether a material misstatement actually has occurred but rather on whether there is a reasonable possibility that the Company’s internal controls will prevent or detect a misstatement.

Notwithstanding the Company’s failure to detect the material error or its decision to restate its consolidated financial statements to correctly account for the Wilmorite acquisition, the Company believes that its internal control over financial reporting was effective as of December 31, 2007.  Further, the Company does not believe that there was a deficiency or combination of deficiencies as of December 31, 2007 resulting in a reasonable possibility that a material misstatement would not be prevented or detected.

The Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (310) 899-6331 (telephone) or
(310) 451-4746 (facsimile) with any questions or comments regarding this letter.

Respectfully submitted,
The Macerich Company

By:	/s/ Thomas E. O’Hern
Name:	Thomas E. O’Hern
Title:	Senior Executive Vice President, Chief
Financial Officer and Treasurer

U.S. Securities and Exchange Commission, September 10, 2008 - Page 7

cc:	Linda van Doorn, Senior Assistant Chief Accountant
Division of Corporation Finance
Louise Dorsey, Associate Chief Accountant
Division of Corporation Finance
Steven Jacobs, Associate Chief Accountant
Division of Corporation Finance
Gary J. Singer, Esq.
O’Melveny & Myers LLP
Robert Plesnarski, Esq.
O’Melveny & Myers LLP